May 14, 2025

May 14, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Franklin Wyman
Lynn Dicker Jessica Dickerson Tim Buchmiller

Re:	Med-X, Inc.
Amendment No. 6 to Offering Statement on Form 1-A Filed May 5, 2025 File No. 024-12516

Ladies and Gentlemen:

This letter is submitted on behalf of Med-X, Inc, a Nevada corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in a letter dated May 13, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 6 to Offering Statement (the “Offering Statement”) on Form 1-A (File No. 024-12516), filed with the Commission on May 5, 2025. This letter is being submitted contemporaneously with the revised Offering Statement on Form 1-A Amendment No. 6, which reflects changes made in response to the Staff’s comments and other clarifying revisions. Capitalized terms set forth in this letter but not defined are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 6 to Offering Statement on Form 1-A Dilution, page 49

1.	Please revise the dilution reference in the headnote to be consistent with the supporting table that shows dilution of $3.58 per share.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the dilution table on page 49, as requested by the Staff.

Consolidated Financial Statements Independent Auditor’s Report, page F-2

2.	Please amend to provide an auditor's report that opines on the two years of financial statements included in your Form 1-A. Refer to the instructions to Part F/S (c)(1)(ii) and (iii) of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that we have amended the auditor’s report that opines on the two-year financial statements included in our Form 1-A, as requested by the Staff.

3.	Please include a consent from your independent registered public accounting firm that references the correct date of their audit report.

Response: In response to this comment, the Company respectfully advises the Staff that we have included a consent from our independent registered public accounting firm that references the correct date of their audit report.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned at (212) 930-9700.

Thank you for your time and attention.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

By:	/s/ Jesse Blue
Jesse Blue

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW